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                                                                    EXHIBIT 20.1
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NGAS RESOURCES, INC.                                                 NEWS
120 Prosperous Place, Suite 201, Lexington, KY 40509                 RELEASE


FOR IMMEDIATE RELEASE

Investor Relations Contact:
Michael P. Windisch
Phone:  (859) 263-3948
Fax:    (859) 263-4228
E-mail: ngas@ngas.com


            NGAS AGREES TO ACQUIRE $27 MILLION IN APPALACHIAN ASSETS Represents Major Expansion for Appalachian Based Natural Gas Company


LEXINGTON, KENTUCKY, August 19, 2004. NGAS Resources, Inc. (Nasdaq: NGAS) announced today an agreement to acquire approximately 23.2 Bcfe of proved gas reserves and 75,000 gross acres (61,875 net acres) of leases for $27 million, or $1.16 per Mcfe. The privately negotiated transaction includes substantially all the assets of Stone Mountain Energy Company, L.C. ("SME") located in Bell, Harlan, and Leslie Counties, Kentucky, and Lee County, Virginia.

The assets to be purchased include 113 oil and gas wells currently producing approximately 2,700 Mcfe per day. Gas production is delivered through a gathering system owned by Duke Energy Gas Services Corporation. NGAS currently delivers natural gas production from its Straight Creek Field to Duke's gathering system. Following the acquisition, NGAS plans to integrate operations with its existing field activities in the region.

"This major acquisition paves the way for future growth in line with our long-term strategic plan," said William S. Daugherty, President and CEO of NGAS. "Our acreage position in the Appalachian Basin will be expanded to over 250,000 gross acres (170,000 net acres). The acquisition will also boost our current net daily production to approximately 5,000 Mcfe per day and will increase our proved oil and gas reserves to approximately 55 Bcfe, not including 2004 reserve adjustments. This transaction offers us opportunities to expand our throughput to major natural gas markets serviced through Duke's system and strengthen our competitive position in the region."

The purchase agreement for the transaction provides for the assumption of certain SME obligations, including future obligations under its oil and gas leases, farm-out agreements and gas gathering and operating contracts. No SME debt will be assumed. The closing under the purchase agreement is subject to customary conditions. NGAS intends to fund the acquisition with cash and through its reserve-based line of credit. The reserves were estimated by Wright and Company, a petroleum engineering firm located in Houston and Nashville that has compiled NGAS' reserves for the past six years.

NGAS Resources is a natural resources company focused on natural gas development drilling and reserve growth. The Company changed its name from Daugherty Resources in June 2004. Based in Lexington, Kentucky, the Company specializes in developing geological prospects concentrated in the Appalachian Basin. Information about the Company can be accessed on its website at www.ngas.com.

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This release includes forward-looking statements within the meaning of Section
21E of the Securities Exchange Act relating to matters such as anticipated operating and financial performance and prospects. Actual performance and prospects may differ materially from anticipated results due to economic conditions and other risks, uncertainties and circumstances partly or totally outside the control of the company, including risks of production variances from expectations, volatility of product prices, the level of capital expenditures required to fund ongoing drilling initiatives and the ability of the company to implement its business strategy. These and other risks are described in the company's periodic reports filed with the United States Securities and Exchange Commission.